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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                             ESCALADE, INCORPORATED
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   296056 10 4
                      (CUSIP Number of Class of Securities)

                                 JOHN R. WILSON
                                    SECRETARY
                             ESCALADE, INCORPORATED
                               817 MAXWELL AVENUE
                            EVANSVILLE, INDIANA 47717
                                 (812) 467-1265
       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                            Richard G. Schmalzl, Esq.
                             Graydon, Head & Ritchey
                             1900 Fifth Third Center
                                511 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 621-6464

                            CALCULATION OF FILING FEE

                   Transaction Valuation* Amount of Filing Fee
                               $12,600,000 $2,520

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 700,000 shares at $18.00 per share.


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[X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount previously paid:            $2,520
           Form or Registration No:           Schedule TO
           Filing Party:                      Escalade, Incorporated
           Date Filed:                        February 24, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ] third-party tender offer subject to Rule 14d-1.
        [X] issuer tender offer subject to Rule 13e-4.
        [ ] going private transaction subject to Rule 13e-3.
        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer: [X]

This Amendment No. 1 to Tender Offer Statement on Schedule TO (the "Statement") relates to an offer by Escalade, Incorporated, an Indiana corporation (the "Company"), to purchase up to 700,000 shares of its common stock, no par value, at prices not less than $14.50 nor more than $18.00 per share, net to the seller in cash. The Company's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2000, the related Letter of Transmittal and certain other relevant documents (together, the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Statement. This is the Final Amendment to the Statement pursuant to Rule 13e- 4(c)(4) under the Securities Exchange Act of 1934, as amended, and is being filed to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION

         Item 4 is hereby supplemented and amended by adding the following:

         The Offer expired at 5:00 P.M., Eastern Time, on Friday, March 24, 2000. Stockholders properly tendered 867,705 shares that were not withdrawn prior to the expiration of Offer. The Company increased the Offer to accept 58,312 additional shares from tendering stockholders as allowed by Rule 13e-4(f)(ii) of the Securities Exchange Act. Accordingly, the Company has accepted for purchase a total of 758,312 shares at a purchase price of $18.00 per share, which represents the Company's purchase of approximately 26% of the shares tendered by all tendering stockholders in accordance with the proration procedures set forth in the Offer to Purchase. Following the purchase of the shares tendered in this Offer, the Company will have 2,159,866 shares outstanding.


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ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 is hereby supplemented by adding the following:

         On March 31, 2000, the Company issued a news release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(5)(vi) hereto and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 is supplemented by adding Exhibit (a)(5)(vi)

Exhibit                             Description
-------                             -----------

(a)(1)(i)       Form of Offer to Purchase, dated February 24, 2000.*

(a)(1)(ii) Letter of Transmittal together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iii) Letter to Stockholders from Robert E. Griffin, the Company's Chairman of the Board, dated February 24, 2000.*

(a)(1)(iv)      Notice of Guaranteed Delivery.*

(a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 24, 2000.*

(a)(2)          Not applicable.

(a)(3)          Not applicable.

(a)(4)          Not applicable.

(a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)      Press Release dated February 24, 2000.*

(a)(5)(iii) Pages F-1 through F-22, inclusive, of Escalade's Annual Report on Form 10-K for the fiscal year ended December 26, 1998 (incorporated by reference to Escalade's Annual Report for the fiscal year ended December 26, 1998 filed with the Commission on March 18, 1999).**



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(a)(5)(iv)      Pages 3 through 9, inclusive, of Escalade' s Quarterly Report on
                Form 10-Q for the quarterly period ended October 2, 1999 (incorporated by reference to Escalade's Quarterly Report on Form 10-Q for the quarterly period ended October 2, 1999 filed wit the Commission on October 22, 1999).**

(a)(5)(v)       Press Release dated March 28, 2000.*

(a)(5)(vi)      Press Release dated March 31, 2000.

(b) Commitment Letter dated as of February 14, 2000 between Bank One, Indianapolis, N.A. and the Company.*

(d)             Not applicable.

(g)             Not applicable.

(h)             Not applicable.

*     Previously Filed
**    Information incorporated by reference is available to the public at the website maintained by the Commission at http//www.sec.gov.


                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         Escalade, Incorporated

                                         By: /s/ Robert E. Griffin
                                         Name: Robert E. Griffin
                                         Title: Chairman of the Board
                                         Dated: March 31, 2000




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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a)(5)(vi)        Press Release dated March 31, 2000.